300 North LaSalle Street Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

June 1, 2011

Via EDGAR and Federal Express

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin L. Vaughn

Accounting Branch Chief

Re:	Sensata Technologies Holding N.V. Form 10-K for the Fiscal Year Ended December 31, 2010 Filed January 31, 2011 (File No. 001-34652)

Dear Mr. Vaughn:

On behalf of Sensata Technologies Holding N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Company”), and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, please find below the Company’s response to the comment letter to Jeffrey Cote, dated May 17, 2011, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”). The numbered paragraph below sets forth the Staff’s comment together with the Company’s response. Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Hong Kong    London    Los Angeles    Munich    New York    Palo Alto    San Francisco    Shanghai    Washington, D.C.

Kevin L. Vaughn

June 1, 2011

Sensata Technologies Holding B.V. Form 10-K

Other Important Performance Measures, page 53

1.	We note your response to prior comment 1. For each adjustment to your net income, please explain to us how the item affected your current tax provision in the GAAP financial statements. To the extent that any of these items materially affected your current tax provision, please explain why you believe that you would not need to include a corresponding tax adjustment in the non-GAAP measure to provide a fair presentation. In this regard, we note that you believe the exercise to reconcile GAAP net income to Adjusted Net Income is a book exercise only. However, it is not clear to us how presentation of a non-GAAP measure that eliminate certain items but retains the tax effect of the eliminated items is meaningful.

Response: In response to the Staff’s comment, the Company is providing the Staff on a supplemental basis with schedules that outline the tax effect associated with each adjustment in its reconciliation of GAAP Net Income to Adjusted Net Income for the three months ended March 31, 2011 and fiscal year ended December 31, 2010 (the “Supplemental Information”), together with the copy of this letter that is being transmitted by Federal Express. The Company requests, pursuant to Rule 12b-4 promulgated under the Exchange Act, that the Staff return the Supplemental Information to the undersigned once the Staff has completed its review and, by separate letter, is also requesting that such Supplemental Information be protected from public disclosure pursuant to 17 C.F.R. §200.83. The schedule for the three months ended March 31, 2011 shows that there was an immaterial impact to current income tax. None of the adjustments affect current income tax during the fiscal year ended December 31, 2010.

In future filings, the Company will disclose in a footnote to its reconciliation of GAAP Net Income to Adjusted Net Income the current tax effect of each adjustment and how the current tax effect was calculated.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 861-2232.

Sincerely,

/s/ Dennis M. Myers, P.C. Dennis M. Myers, P.C.

cc: Jeffrey Cote

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